UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): May 14, 2021

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001 Interests, Series Collection Drop 002 Interests, Series Collection Drop 003 Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Brokerage Fee
On May 6, 2021, Otis Collection LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), filed with the Securities and Exchange Commission (the “Commission”) an offering statement on Form 1-A (the “offering circular”).
In connection therewith, Dalmore Group, LLC (the “Broker”), the broker-dealer that will act as executing broker for such offering upon qualification by the Commission, is engaging in additional due diligence efforts and consulting services. Accordingly, effective as of May 6, 2021, our company entered into an Addendum to Broker-Dealer Agreement with Dalmore, which addendum amended that certain Broker-Dealer Agreement, dated September 20, 2020, between our company and Dalmore. Pursuant thereto, Otis Wealth, Inc. (“our manager”), the manager of our company, agreed to pay the Broker an additional one-time consulting fee of $10,000 for the continued provision of ongoing general consulting services related to the offering (such as coordination with third-party vendors and providing general guidance), due and payable following the issuance by the Financial Industry Regulatory Authority, Inc., or FINRA, of a no-objection letter. Our manager will not be reimbursed for payment of such fee.
Safe Harbor Statement
This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our offering circular, as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the Commission, which are accessible on the Commission’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the Commission. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS
The following exhibits are filed herewith:

Exhibit No.	Description
6.1.3	Addendum to Broker-Dealer Agreement, dated May 6, 2021, between Otis Collection LLC and Dalmore Group, LLC

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer